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                           NEUBERGER & BERMAN INCOME FUNDS
                               ADMINISTRATION AGREEMENT

                                     SCHEDULE B


              Compensation pursuant to Paragraph 3 of the Neuberger & Berman Income Funds Administration Agreement shall be .27% per annum of the average daily net assets of each Series.










     Dated:  May 1, 1995
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